Exhibit 99.1

GasLog Ltd. Announces Agreement to Purchase
Two LNG Carriers from BG Group

MONACO — December 22, 2014 — GasLog Ltd. (“GasLog”) (NYSE:GLOG) has entered into an agreement with Methane Services Ltd. (“MSL”), an affiliate of BG Group (“BG”), to acquire two modern tri-fuel diesel electric (“TFDE”) LNG carriers for a cost of $460 million. The two vessels, Methane Becki Anne and Methane Julia Louise, will be chartered back to BG for periods of nine and eleven years with further options by the charterer to extend the term of the time charter for each vessel by either three or five years.

The nine and eleven year charters are very much in line with our expectations. They add approximately $580 million of contracted revenue(1) over the charter period and are expected to provide a combined annual EBITDA of approximately $46 million(2). Upon completion of the acquisition, the consolidated GasLog group will have total contracted revenues of approximately $3.3 billion. Due to the length of the charters, both vessels will be eligible for dropdown into GasLog Partners LP, potentially increasing future distributions to GasLog in respect of its limited partner and general partner interests in GasLog Partners. On commencement of the charters the transaction is expected to be immediately accretive to Gaslog’s earnings per share.

The two vessels were built at Samsung Heavy Industries and delivered in 2010. GasLog supervised their construction and has technically managed both ships since delivery. They have TFDE propulsion, a cargo capacity of 170,000 cubic meters and have on-board reliquefaction plants, which enable reduced consumption of natural gas at lower speeds.

In connection with the transaction, GasLog has obtained commitments from DNB Bank ASA, for a $325 million secured credit facility and a $135 million subordinated two-year loan facility at rates in line with recent GasLog financings.

Paul Wogan, CEO of GasLog, commented, “This is the third accretive transaction we have been fortunate enough to enter into with BG Group in 2014. The acquisition of these two latest modern LNG ships is a great start to the 40:17 strategy put forward at our recent investor conference.  We believe this reaffirms our commitment to BG and their appreciation of GasLog as a long-term service provider to their growing LNG story.

By agreeing fully funded debt financing for these ships it also demonstrates our ability to continue to do accretive deals as and when the opportunity arises without the need for additional equity at GasLog Ltd. These ships will be added to the Gaslog Partners drop down pipeline, extending the built-in growth for longer.

Including this transaction, we will have added twelve ships to the GasLog fleet in 2014. We continue actively to develop additional opportunities and look forward to 2015 as a year that will see GasLog well on the way to achieving its stated goals.”

The closing of the transaction is subject to the satisfaction of certain conditions, including the completion of definitive documentation. GasLog expects the transaction to close in the first quarter of 2015. The charter commencement is expected to take place at the same time.

Poten Capital Services (UK) advised GasLog on this transaction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. GasLog’s wholly owned fleet consists of 20 LNG carriers, including 10 ships in operation and 10 LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. Following the completion of this transaction, GasLog’s wholly owned fleet will consist of 22 LNG carriers and GasLog will have four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of GasLog, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; potential liability from future litigation; and the announced acquisition may not be consummated, it may not be consummated on schedule or it may not be as profitable as expected. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Paul Wogan (CEO)
Phone: +377 9797 5115

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +33 607 93 75 23

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(1)	Contracted revenue calculations assume:
	a)	365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking;
	b)	all LNG carriers on order are delivered on schedule;
	c)	no exercise of any option to extend the terms of charters.

(2)    EBITDA, which represents earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization, is a non-GAAP financial measure. Please refer to GasLog’s third quarter 2014 financial results for guidance on the underlying assumptions used to derive EBITDA.

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